VALIC Financial Advisors, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2015

(in thousands of dollars, except share amounts)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances at January 1, 2015	$ 1	$ 4,030	$ 46,184	$ 50,215
Dividends paid to Parent	-	-	(45,000)	(45,000)
Net income	-	-	54,024	54,024
Balances at December 31, 2015	$ 1	$ 4,030	$ 55,208	$ 59,239

The accompanying notes are an integral part of these financial statements.